Exhibit 4.9

DE BRAUW
BLACKSTONE
WESTBROEK

EMPLOYMENT AGREEMENT

between

Arcadis N.V.

and

Dr. F. Schneider

EMPLOYMENT AGREEMENT

The undersigned:

1.                                   the limited liability company Arcadis N.V. with its corporate seat in Arnhem and its address at Utrechtseweg 68, (the “Company”),represented by Ir H.L.J. Noy, CEO

and

2.                                   Dr. F. Schneider, born on March 4, 1962, residing at 81377 München, Germany, Pelargonienweg 4B, (the “Director”),

whereas:

a.                                   The Company’s supervisory board shall propose to the general meeting of shareholders, in its meeting of May 17, 2006, to appoint the Director as Member of the Executive Board of the Company with effect from May 18, 2006.

b.                                  The Company wishes to employ the Director as from February 1, 2006 as corporate director (without statutory responsibilities), awaiting the intended appointment as Member of the Executive Board by the shareholders meeting of the Company on May 17,2006, upon the terms and conditions set forth hereinafter.

c.                                   The director is willing to enter into this agreement with respect to his employment as corporate director as from February 1, 2006, and in case the general meeting of shareholders so decides, as Member of the Executive Board as from May 18, 2006, upon the terms and conditions set forth hereinafter.

d.                                  Parties wish to agree on the terms and conditions for employment of the Director, including the conditions for termination of this agreement, the latter also for the event the general meeting will not appoint the Director as Member of the Executive Board in its meeting of May 17, 2006.

e.                                   Parties wish to adhere to the Dutch Corporate Governance Code (Code Tabaksblat).

e.                                   The parties wish to set out in writing the terms and conditions of employment governing their relationship.

have agreed as follows:

Duties of Director
Clause 1

1.1.                          As from the entering date of this agreement, the Director shall be employed by the Company as corporate director and in the event he is appointed as Member of the Executive Board by the shareholders meeting on May 17, 2006, as from May 18, 2006 he will be employed as Member of the Executive Board.

1.2.                          In his capacity as Member of the Executive Board of the Company the Director shall have all rights and obligations (to be) granted to and imposed on him by law or by or pursuant to the Company’s articles of association. By signing this agreement, the Director declares that he has received a copy of the Company’s articles of association and is familiar with their contents.

1.3.                          The Director shall duly fulfill his duties and devote all of his energies to the best of his abilities to promote the sound conduct of the business and profitability of the Company and its affiliated businesses.

1.4.                          The position as Member of the Executive Board of the Company may require that the Director also acts as board member, supervisory director or in any other desired capacity in relation to the businesses (to be) affiliated with the Company without receiving any additional remuneration. When the Director ceases to be Member of the Executive Board of the Company, he shall resign from the aforementioned positions with effect from a date to be determined by the Company.

1.5.                          The Director may only perform ancillary activities with the Company’s prior written consent. This consent shall be given if the activities are compatible with the Director’s position and the Company’s interests and the time requirements for these activities do not conflict with a proper fulfilment of his duties under this agreement, all such to be decided by the sole discretion of the Supervisory Board of the Company. The Director has no ancillary activities.

1.6.                          The director is familiar with the fact that the Company adheres to the Dutch Corporate Governance Code, which also includes rules and procedures for (the Members of) the Executive Board. By signing this agreement, the

Director declares that he has received a copy of the Dutch Corporate Governance Code and is familiar with its contents.

1.7.                          The specific tasks of the Director will be decided upon by the Supervisory Board of the Company, based on a proposal prepared by the Chairman of the Executive Board after consultation with the Director.

1.8.                          The Director is based at the head offices of the Company in Arnhem, the Netherlands. Except for time spent for traveling to fulfill his duties, the Director is supposed to work from the corporate head office in Arnhem. Parties have agreed that the Director can work 10% of his working time from home or any other place in Germany.

1.9.                          The Executive Board of the Company will adopt a Charter to be approved by the Supervisory Board. The Director will adhere to that Charter and the changes thereto as will be adopted from time to time.

Term of agreement
Clause 2

2.1.                          In line with the Dutch Corporate Governance Code, the appointment as Member of the Executive Board will be for a period of four years. Therefore this agreement, that is being entered into on February 1, 2006, is entered into for a fixed period of 4 years and 4 months and shall end automatically on June 1, 2010 without notice being required.

Clause 3

3.1.                          Each party may terminate this agreement early, during the fixed term, by giving written notice before the end of a calendar month, subject to a notice period of one month for the Director and the Company.

3.2.                          In case the Director is not appointed as Member of the Executive Board in the shareholders meeting of the Company of May 17, 2006, this is a ground for termination of the employment agreement as per clause 4.2.a.

3.3.                          In case the Company wishes to extend the agreement for a next period of four years, after June 1, 2010, it will make a proposal to the General Meeting of Shareholders of the Company for its meeting in May 2010 in order to extend the appointment of the Director as Member of the Executive Board. The Director will be informed by the Company no later than September 1, 2009 whether it intends to make such a proposal. In case the shareholders meeting agrees with the appointment of the Director for a next period of four years, the term of this agreement will be extended to the next period of four years, starting on June 1, 2010.

Severance payment
Clause 4

4.1.                          If and to the extent that this employment agreement is terminated on the Company’s initiative by the Company giving notice of termination or by rescission of the agreement by the competent court, the Company shall grant a payment to the Director in connection with that termination but only in the event the grounds for termination are not severe attributable non performance by the Director or disability for work for more then two years. In all other cases the Director shall not be entitled to such payment.

4.2.                          The amount of the payment or continuation by way of compensation referred to in subclause 1:

a.                 shall be formal continuation of employment without an obligation to work till December 31, 2006 in the event this agreement is terminated due to the fact that the shareholders meeting has not appointed the Director as Member of the Executive Board as per May 18, 2006 in which case the Director will receive from that date only his salary and vacation allowance as stated in clause 5 and will not be entitled to other emoluments or compensations. If in this situation the Director chooses to leave the company prior to December 31, 2006, the remainder of the salary and vacation allowance for the period between the date of termination and December 31, 2006 will be paid as a lump sum.

b.                shall after appointment as Member of the Executive Board be equal to one year gross base salary and holiday allowance referred to in clause 5.1. and 5.2. paid by the Company to the Director for the last 12 months of the employment.

Salary and holiday allowance
Clause 5

5.1.                          The Director shall receive a gross base salary of EUR 240,660.—, per year, excluding holiday allowance, to be paid in twelve equal monthly instalments, and shall be paid before the end of each calendar month net of the mandatory and agreed withholdings and deductions.

5.2.                          The Director shall be entitled to a holiday allowance of 8% of the gross base salary mentioned in clause 5.1. The holiday allowance shall be paid annually in May in accordance with customary Company practices. Any surplus or deficit holiday allowance paid will be settled in the month of December or upon termination when earlier. If the Director has not been employed by the Company during the entire Relevant Period, the holiday allowance shall be calculated pro rata.

Bonus (Short Term Incentive)
Clause 6

The Director is eligible for a bonus based on the ARCADIS NV Bonus Program. The target bonus is 40% of gross base salary. The actual bonus may vary from 0 to 1.5 times the target bonus therewith varying form 0 to 60% of the gross base salary and depends completely on the realisation of the Director’s personal goals and targets as well as the results of Arcadis N.V. as whole. The bonus will be set annually after the annual accounts of Arcadis N.V. have been approved by the Supervisory Board and will be paid pro rato to the period the Director actually performed his function in the relevant year. Furthermore, the bonus is not payable if the Director is at his initiative not employed by the Company at the moment the bonus becomes payable.

Shares/Options (Long Term Incentive)
Clause 7

In line with the remuneration policy adopted by the general meeting of shareholders, the Director is eligible under conditions as set out in the Arcadis N.V. 2005 Long Term Incentive Plan for an award of shares and options on shares. The to be granted shares and options are conditional upon the Company achieving certain performance criteria, to be decided by the Supervisory Board at its sole discretion.

Vacation
Clause 8

The Director shall be entitled to take 30 working days per calendar year as vacation days in consultation with the Company and with due regard for the Company’s interests. If the Director has not been employed during the entire calendar year, the entitlement to vacation days shall be calculated pro rata.

Pension and disability
Clause 9

9.1                             The Director shall be included in the Company’s (collective) pension scheme applicable to Dutch employees. The pension scheme rules in their current or any future amended form shall apply to the participation in the scheme and the payment of premium. The Company’s liability shall be limited to the premium payments specified in the pension scheme rules.

9.2.                          In case of unfitness for work caused by sickness the Company will pay the Director 100% of his gross base salary during the first 26 weeks and 70% of his gross base salary during the following 78 weeks. The Company will not cover or take out insurance for the Director for the so-called WAO or WIA (Dutch social security payments for disability) since the Director decides to live in Germany and is subject to German social security legislation. The Company will pay to the Director the employer part of the social security premiums as if the Director would be living in The Netherlands. The Company will arrange for participation of the Director in the German social security system and make the relevant payment and will withheld that from the Directors salary. The Director shall be included in the Company’s insurance for disability, which means that the Director in case of disability is eligible to a payment additional to theoretical Dutch social security amounts, according to the rules in their current or any future amended form of the Company’s disability insurance program. The Company will not compensate the Director for the fact that he will not receive Dutch Social Security payments in case of disability.

Expense allowances
Clause 10

10.1.                    The Director shall receive a fixed expense allowance of EUR 385,— per month for daily expenses, including but not limited to tips, corporate gifts, costs of representation and acquisition, parking costs and privately purchased specialist literature that is not normally claimed separately. Furthermore, the Director shall receive EUR 15,— per month for telecommunication costs.

10.2.                    Expenses incurred by the Director other than those referred to in subclause 1 shall be paid by the Company following submission of proper proof, provided that they have been incurred reasonably and in the Company’s interest.

10.3.                    The Director shall not receive the expense allowance referred to in subclause 1 if he has failed, for whatever reason including illness, to carry out his duties for more than two months.

10.4.                    The Company shall withhold from the expense allowances referred to in subclauses 1 and 2 such amounts as required under applicable social security and tax legislation.

10.5.                    These allowances can be changed unilaterally by the Company.

10.6.                    The company will pay the Director an amount for his health insurance equal to the employer contribution as if the Director would participate in the Dutch health insurance.

Car
Clause 11

11.1.                    The Company shall make available to the Director for the fulfillment of his duties a lease car, at appropriate standards to be decided by the Company. The car shall be made available subject to the leasing terms used by the leasing company in Germany.

11.2.                    The car may be used for private purposes within reasonable limits.

11.3.                    All costs incurred in connection with the use of this car shall be borne by the Company, with the exception of the costs specified in subclause 4.

11.4.                    The following costs shall be for the Director’s account:

a.                  fines for traffic offences and similar costs;

b.                 income and wage tax arising from the provision of the car;

Relocation
Clause 12

The Director shall within 12 months of the commencement of this agreement move to location within a radius of 120 kilometers from Arnhem. The Director is allowed to move to a place in Germany near the Dutch border in the vicinity of Arnhem. The Company shall compensate the Director for his costs of relocation and actual removal of EUR 25.000,— of which EUR 5.445,— will be paid net of taxes. Furthermore, the Company will pay real estate agency fees incurred in Director’s search for a new house up to a maximum of EUR 10.000,—.

Temporary housing allowance
Clause 13

During the interim period between commencement of the agreement and Director’s move to a new house as provided for in clause 12 the Company will pay for the Director the rent of a furnished apartment in Arnhem (rent and utility bills) on the condition that the rental agreement is approved in advance by the Company. Furthermore, the Company will reimburse the Director for his commuting costs Arnhem-München for the interim period. The Company will bear the tax and social security consequences of these compensation/allowances.

For the time that the Director is employed with the Company, the Company will assist the Director and pay the costs related to the Directors tax return preparation files.

Confidentiality and return of property
Clause 14

14.1.                    The Director may not, either during or after the end of this agreement, use confidential information about the Company and the Company’s activities or products, including information about suppliers, customers and other relations, and any such information about enterprises affiliated with the Company for any other purpose than is necessary in connection with the performance of his duties. The Director shall maintain such information carefully and ensure that third parties do not become aware of it other than in accordance with this subclause. The provisions of this subclause do not apply if the Director is required to use or disclose the information by law or pursuant to a court decision.

14.2.                    With regard to property of the Company, including documents, computer discs and other data carriers as well as copies thereof, which come into the Director’s possession in connection with the performance of his duties, the Director shall not use such property in any other way and shall not keep it any longer than is necessary to perform his duties, and the Director shall in any event hand over or return such property immediately to the Company at the latter’s request or, at the Director’s own initiative, if he has not carried out his duties for any reason for more than 6 weeks or the employment has ended.

14.3.                    If information as referred to in subclause 1 has been stored in a computer system of the Director or has otherwise been stored in a form which does not have to be handed over or returned by the Director pursuant to subclause 2, the Director shall not keep that information for any period longer than is necessary to perform his duties, and in any event destroy the information immediately at the Company’s request or, at the Director’s own initiative, if he has not carried out his duties for any reason for more than 6 weeks or the employment has ended.

14.4.                    If the Director is in breach of subclauses 1 to 3, he shall, in derogation from the provisions of section 7:650 subsections 3, 4 and 5 Civil Code, owe to the Company without any demand or other prior notice a non-recurrent penalty of EUR 100.000,—, to be increased by a penalty of EUR 5.000,— for each day, including a portion of a day, that the breach continues. The Company shall be entitled to the penalty without prejudice to any claim for performance of the obligations set out in subclauses 1 to 3 of this Clause.

Amendment
Clause 15

The Company shall have the right to amend this employment agreement unilaterally within the scope of section 7:613 Civil Code.

General terms
Clause 16

The CAO (Collective Employment Agreement) is not applicable on this agreement.

Governing law and jurisdiction / arbitration
Clause 17

17.1.                    This agreement shall be governed by Dutch law.

17.2.                    All disputes arising from this agreement, including disputes concerning the existence and validity thereof, shall be resolved by the competent courts in the Netherlands.

In evidence whereof:

this agreement was signed in duplicate in the manner set out below.

/s/ Ir H.L.J. Noy

ARCADIS N.V.
By: Ir H.L.J. Noy, CEO
Date: 17-1-2006

/s/ Jhr. Drs. R.W.F. van Tets

ARCADIS N.V. (Conditional upon appointment of the Director as Member of the Executive Board)
By: Jhr. Drs. R.W.F. van Tets, chairman Supervisory Board
Date:

/s/ F. Schneider

Dr. F. Schneider
Date: 17/1/06